                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K
                                 ANNUAL REPORT
                       Pursuant to Section 15(d) of the
                      Securities and Exchange Act of 1934

(Mark One):

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended February 29, 2000
                                   -----------------


[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         for the transition period from          to
                                        --------   ---------
         Commission file number 1-13873

         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
                     Steelcase Inc. 401(k) Retirement Plan

         B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

                     Steelcase Inc.
                     901 44th Street
                     Grand Rapids, Michigan 49508




SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                    Steelcase Inc. 401(k)Retirement Plan



Date:  August 16, 2000                       By: /s/ Alwyn Rougier-Chapman
       ---------------                           --------------------------
                                                 Alwyn Rougier-Chapman
                                                 Senior Vice President-Finance
                                                 and Chief Financial Officer
                                                 Steelcase Inc.

                                Steelcase Inc.
                            401(k) Retirement Plan






                       Financial Statements and Schedule
              Years Ended February 29, 2000 and February 28, 1999

                     Steelcase Inc. 401(k) Retirement Plan

                                   Contents

--------------------------------------------------------------------------------


Independent Auditors' Report                                                 3-4


Financial Statements
   Statements of Net Assets Available for Benefits -
       February 29, 2000 and February 28, 1999                                 5
   Statements of Changes in Net Assets Available for Benefits -
       Years Ended February 29, 2000 and February 28, 1999                     6
   Notes to Financial Statements                                            7-11



Supplemental Schedule
   Assets Held for Investment Purposes at End of Year                         12

Exhibit
   Consent of Independent Accountants

INDEPENDENT AUDITORS' REPORT


Plan Administrator of Steelcase Inc.
   401(k) Retirement Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of Steelcase Inc. 401(k) Retirement Plan as of February 29, 2000 and February 28, 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Old Kent Bank, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1999 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 7, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of and for the year ended February 28, 1999. The form and content of the information included in the 1999 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statement, referred to above of Steelcase Inc. 401(k) Retirement Plan as of and for the year ended February 29, 2000, present fairly, in all material respects, the net assets available for benefits of the Plan as of February 29, 2000, and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended February 29, 2000, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of February 29, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended February 29, 2000, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ BDO SEIDMAN, LLP


Grand Rapids, Michigan
June 30, 2000

                     Steelcase Inc. 401(k) Retirement Plan

                Statements of Net Assets Available for Benefits
                            (amounts in thousands)
-----------------------------------------------------------------------------


                                                February 29,     February 28,
                                                        2000            1999
-----------------------------------------------------------------------------

Assets
   Investments                                    $  435,861       $  262,812
   Cash                                                    -                4
   Participant contributions receivable                    -              679
   Accrued investment income                               -               15
-----------------------------------------------------------------------------

Total Assets                                         435,861          263,510

Liabilities
   Pending trade payable                                   1                -
-----------------------------------------------------------------------------

Net Assets Available for Benefits                 $  435,860       $  263,510
=============================================================================

See accompanying notes to financial statements.

                     Steelcase Inc. 401(k) Retirement Plan

          Statements of Changes in Net Assets Available for Benefits
                            (amounts in thousands)

--------------------------------------------------------------------------------------------------
                                                                   February 29,       February 28,
Year ended                                                                2000               1999
--------------------------------------------------------------------------------------------------
Additions
  Participant contributions                                         $   25,557         $   25,420
  Rollover contributions                                                   812                432
  Interest income                                                          178                148
  Net investment gain from collective investment funds                   3,949              1,603
  Net investment gain from mutual funds                                161,068             33,067
  Net investment gain from common stock                                      1                  -
--------------------------------------------------------------------------------------------------

Total additions                                                        191,565             60,670
--------------------------------------------------------------------------------------------------

Deductions
  Benefits paid to participants                                         18,982             12,044
  Administrative expenses                                                  233                148
--------------------------------------------------------------------------------------------------

Total deductions                                                        19,215             12,192
--------------------------------------------------------------------------------------------------

Net increase                                                           172,350             48,478

Net Assets Available for Benefits, beginning of year                   263,510            215,031
--------------------------------------------------------------------------------------------------

Net Assets Available for Benefits, end of year                      $  435,860         $  263,509
==================================================================================================

See accompanying notes to financial statements.

                     Steelcase Inc. 401(k) Retirement Plan

                         Notes to Financial Statements
                            (amounts in thousands)
--------------------------------------------------------------------------------


1.   Plan Description

     The following description of the Steelcase Inc. 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan established for employees of Steelcase Inc. (the "Company") and its subsidiaries that participate in the Plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions

     The Company contributes an amount equal to the voluntary pre-tax contributions selected by the participant under BenefitSystems, a cafeteria plan established and maintained by the Company. A participant may elect to defer to the Plan, on a pre-tax basis, up to 8% of total eligible annual compensation (except highly paid participants are limited to 7%). Effective September 1, 2000, participants who are employed at certain locations may elect to defer up to 10% of total eligible annual compensation as described in the Plan. Contributions for a plan year on behalf of a participant are limited as described in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, eight mutual funds, common stock and a collective investment fund as investment options for participants.

     Participant Accounts

     Earnings, net gains and losses, and administrative expenses are allocated daily to the accounts of participants. Participant accounts are 100% vested. Contributions to the Plan are allocated to the accounts of the participants on a weekly and bi-weekly basis.

     Payment of Benefits

     Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's account, annual installments, a partial distribution, an annuity purchased equal to the value of the participant's account or a transfer into another qualified retirement plan or an individual retirement account.

                    Steelcase Inc. 401(K) Retirement Plan

                        Notes to Financial Statements
                            (amounts in thousands)
-------------------------------------------------------------------------------

2.   Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements are prepared under the accrual method of accounting.

     Use of Estimates

     The preparation of financial statements requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     Investments are stated at fair value as determined by Old Kent Bank, the trustee of the Plan, based on quoted market prices.

     Payment of Benefits

     Benefits are recorded when paid.

3.   Investments

     The following presents investments that represent 5% or more of the Plan's net assets:


                                                   February 29,     February 28,
                                                           2000             1999
--------------------------------------------------------------------------------

Kent Short-Term Bond Fund                           $   28,144         $ 30,013
Kent Index Equity Fund                                  82,468           92,075
VanKampen Emerging Growth Fund A                       240,020           86,363
Old Kent Balanced Collective Investment Fund            38,531           39,261
================================================================================

                     Steelcase Inc. 401(k) Retirement Plan

                         Notes to Financial Statements
                            (amounts in thousands)
--------------------------------------------------------------------------------

4.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, the assets are to be used for the payment of all debts of the Plan and any remaining funds will be distributed to the participants by the trustee as directed by the plan administrator.

5.   Related Party Transactions

     Certain Plan investments are shares of mutual funds and collective investment funds managed by Old Kent Bank. Old Kent Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.   Income Tax Status

     The Internal Revenue Service has determined and informed the plan administrator in a letter dated March 21, 1996, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.   Information Certified by the Plan's Trustee

     The plan administrator has elected the method of annual reporting compliance permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. Accordingly, the trustee has certified that the following data included in the accompanying financial statements and supplemental schedule is complete and accurate.


February 28,                                                                1999
--------------------------------------------------------------------------------

Total investments                                                     $  262,812
Cash                                                                           4
Accrued investment income                                                     15
================================================================================

                     Steelcase Inc. 401(k) Retirement Plan

                         Notes to Financial Statements
                            (amounts in thousands)
------------------------------------------------------------------------------


     Year ended February 28,                                              1999
     -------------------------------------------------------------------------

     Interest income                                                  $    148
     Net investment gain from collective investment fund                 1,603
     Net investment gain from mutual funds                              33,067
     =========================================================================

8.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits reported in the accompanying financial statements to Form 5500:

                                                    February 29,  February 28,
                                                            2000          1999
     -------------------------------------------------------------------------

     Net assets available for benefits per the
        financial statements                            $435,860      $263,510


     Amounts allocated to withdrawing participants             -        (1,022)
     -------------------------------------------------------------------------

     Net assets available for benefits per Form 5500    $435,860      $262,488
     =========================================================================

     The following is a reconciliation of benefits paid to participants reported in the accompanying financial statements to Form 5500:

                                                    February 29,  February 28,
     Year ended                                             2000          1999
     -------------------------------------------------------------------------

     Benefits paid to participants per the financial
       statements                                       $ 18,982      $ 12,044

     Amounts allocated to withdrawing participants,
       end of year                                             -         1,022

     Amounts allocated to withdrawing participants,
       beginning of year                                  (1,022)         (427)
     -------------------------------------------------------------------------

     Benefits paid to participants per Form 5500        $ 17,960      $ 12,639
     =========================================================================

                    Steelcase Inc. 401(k) Retirement Plan

                         Notes to Financial Statements
                            (amounts in thousands)
________________________________________________________________________________

     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 29, 2000 and February 28, 1999, but not yet paid as of those dates.

9.   New Accounting Provision

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. This statement established standards for simplified disclosures for certain investments. The Plan adopted the provisions of this statement for the plan year ended February 29, 2000. As a result, disclosures made in the prior year for the separate fund information have been eliminated in these financial statements, to be consistent with the current year presentation.

                                      Steelcase Inc. 401(K)Retirement Plan

                         Schedule of Assets Held for Investment Purposes at End of Year
                                             (amounts in thousands)
     ----------------------------------------------------------------------------------------------------------


                                                                                              EIN:  38-0819050
                                                                                              Plan Number:  011

     February 29, 2000
     ----------------------------------------------------------------------------------------------------------

                                                                                  (c)
                                                           Description of Investment,
              (b)                                       including Maturity Date, Rate                       (e)
              Identity of Issue, Borrower, Lessor     of Interest, Collateral, Par or        (d)        Current
      (a)     or Similar Party                                          Maturity Date       Cost          Value
     ----------------------------------------------------------------------------------------------------------
       a      Kent Money Market Fund                                     3,624 shares         b       $   3,624
              Mutual funds:
       a         Kent Short-Term Bond Fund                               2,981 shares         b          28,144
                 Fidelity Advisors Growth
                    Opportunities Fund                                      73 shares         b           3,162
       a         Kent Index Equity Fund                                  3,132 shares         b          82,468
                 Putnam Investors Fund A                                 1,109 shares         b          20,305
                 VanKampen Emerging Growth
                    Fund A                                               2,082 shares         b         240,020
                 VanKampen Corporate Bond
                    Fund A                                                 833 shares         b           5,358
                 Putnam International Growth
                    Fund A                                                 322 shares         b           9,879
                 Templeton Foreign Fund A                                  426 shares         b           4,335
       a      Steelcase Inc. common stock                                    3 shares         b              34
       a      Old Kent Balanced Collective
                 Investment Fund                                         1,995 shares         b          38,531
     ==========================================================================================================

       a - A party-in-interest as defined by ERISA.
       b - The cost of participant directed investments is not required to be disclosed.